Exhibit 11.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 2 to the Offering Statement of Medicus Pharma Ltd. on Form 1-A (No. 024-12573) to be filed on or about April 4, 2025 of our report dated March 28, 2025, on our audit of the financial statements as of December 31, 2024 and for the year then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts and Legal Matters” in this Offering Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

April 4, 2025